Filed by Plains Exploration & Production Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Plains Exploration & Production Company

Registration Statement No. 333-185747

To:	Participants and Beneficiaries in the Plains Exploration & Production Company 401(k) Plan (the “Plan”)

From:	Plains Exploration & Production Company (“PXP”)

Date:	April 18, 2013

Re:	Notice of Blackout Period

This notice is being provided to you pursuant to Section 101(i) of the Employee Retirement Income Security Act of 1974, as amended, to inform you that PXP currently anticipates, subject to approval by PXP’s shareholders at a meeting scheduled to be held on May 20, 2013, that PXP will be merging with and into IMONC LLC, a wholly owned subsidiary of Freeport-McMoRan Copper & Gold Inc. (“FCX”).

Because the Plan holds shares of PXP common stock that must be exchanged for shares of FCX common stock and/or cash in connection with the merger (the “Exchange”), access to the portion of your Plan account held in the PXP Stock Fund and the successor FCX Stock Fund under the Plan must be suspended for a limited period (called a “Blackout Period”) to permit the Exchange to be completed. For purposes of this notice, the PXP Stock Fund and the successor FCX Stock Fund are referred to collectively as the “PXP Stock Fund.”

During the Blackout Period, you will temporarily be unable to access your Plan account to direct or diversify the portion of your account invested in the PXP Stock Fund. You will also be unable to obtain a loan or a distribution from the portion of your Plan account invested in the PXP Stock Fund. The Blackout Period is expected to begin on May 10, 2013 and is expected to end during the week of May 26, 2013. The Blackout Period may be extended if additional time is needed to complete the Exchange and may end earlier if the merger is not ultimately consummated or if the Exchange is completed more quickly than currently anticipated. For up-to-date information on the Blackout Period, you may call Fidelity Investments at 1-800-294-4015.

Any cash that you receive in connection with the merger in respect of the portion of your Plan account invested in the PXP Stock Fund will be allocated to the Fidelity Retirement Money Market Fund. Following the Blackout Period, you may reallocate any amounts held in this fund among the investment options available under the Plan.

It is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify the portion of your Plan account invested in the PXP Stock Fund during the Blackout Period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. If you are satisfied with your current investment choices, you do not need to do anything. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have a wider price swings, up and down, in short periods of time, than investments in diversified funds.

Federal law generally requires that you receive notice of a Blackout Period at least 30 calendar days in advance of the last date on which you can exercise your affected rights immediately before the commencement of any Blackout Period in order to provide you with sufficient time to consider the effect of the Blackout Period on your retirement and financial plans. However, there is an exception to the 30-day advance notice requirement where a plan administrator is unable to provide a blackout notice during such time period due to circumstances beyond the reasonable control of the plan administrator and a plan fiduciary reasonably so determines in writing. Due to the uncertain nature of the closing date of the merger, a fiduciary of the Plan determined in writing that the plan administrator of the Plan was unable to provide 30 days’ advance written notice of the blackout period due to circumstances beyond the reasonable control of the plan administrator. This notice is being provided as soon as reasonably possible under the circumstances.

If you have any questions concerning the Blackout Period described in this notice, you should contact:

Plains Exploration & Production Company

700 Milam, Suite 3100

Pennzoil Place North Tower

Houston, TX 77002

Nora S. Knowles, Vice President Human Resources & Administration

(713) 579-6047

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed business combination transaction between PXP and FCX, FCX has filed with the SEC a registration statement on Form S-4 that contains a proxy statement/prospectus to be mailed to the PXP stockholders in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT PXP, FCX, THE PROPOSED TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO

READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by PXP and FCX through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of PXP or FCX at the following:

Plains Exploration & Production Company

700 Milam, Suite 3100

Houston, TX 77002

Attention: Investor Relations

Phone: (713) 579-6000

Email: investor@pxp.com

Freeport-McMoRan Copper & Gold Inc.

333 N. Central Ave.

Phoenix, AZ 85004

Attention: Investor Relations

Phone: (602) 366-8400

Email: ir@fmi.com

PARTICIPANTS IN THE SOLICITATION

PXP and FCX, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding directors and executive officers of PXP is contained in the proxy statement/prospectus dated April 18, 2013, which is filed with the SEC. Information regarding FCX’s directors and executive officers is contained in FCX’s definitive proxy statement dated April 27, 2012, which is filed with the SEC.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.